SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 or 15d-16 of the Securities and Exchange Act of 1934

For the month of August 2005

JACADA LTD.

(Translation of registrant’s name into English)

11 Galgalei Haplada Street

Herzliya, 46722 Israel

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F ☒    Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.] Yes ☐    No ☒

Explanatory Note

On or about August 29, 2005, Jacada Ltd. sent its shareholders of record copies of its Notice of Annual General Meeting of Shareholders and Proxy Statement for a meeting to be held on September 27, 2005 in Israel. A copy of Notice of Annual General Meeting of Shareholders and Proxy Statement is attached to this report as Exhibit 1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

JACADA LTD.

By:	/S/ TZVIA BROIDA
Name:	Tzvia Broida
Title:	Chief Financial Officer

Dated: August 29, 2005

Exhibit 1

JACADA LTD.

11 Galgalei Haplada Street

Herzliya 46722, Israel

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To be held on September 27, 2005

Herzliya, Israel

August 29, 2005

TO THE SHAREHOLDERS OF JACADA LTD.:

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Shareholders (the “Meeting”) of Jacada Ltd., a company formed under the laws of the State of Israel (the “Company”), shall be held on Tuesday, September 27, 2005 at 9:00 a.m. (Israel time), at the offices of the Company, 11 Galgalei Haplada Street, Herzliya 46722, Israel, for the following purposes:

1.	To re-elect Mr. Gideon Hollander and Mr. Yossie Hollander to the Board of Directors of the Company to serve as Class III Directors for an additional term of three years;

2.	To re-appoint Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the independent auditors of the Company for the year ending December 31, 2005 and for such additional period until the next Annual Shareholders’ Meeting, and to authorize the Board to fix the remuneration of the independent auditors;

3.	To re-elect Mr. Dan Falk to the Board of Directors of the Company to serve for an additional term of one year;

4.	To approve the extension of the Company’s existing employment agreement with Mr. Gideon Hollander, the Company’s Chief Executive Officer, for an additional two years; and

5.	To transact such other business as may properly come before the Meeting or any adjournments of the Meeting.

Only shareholders of record at the close of business on August 18, 2005 are entitled to notice of the Meeting and to vote at the Meeting. Please vote your ordinary shares by completing, signing, dating and mailing the enclosed proxy card in the accompanying postage prepaid envelope. This will assure that your ordinary shares are represented at the Meeting if you are unable to attend the Meeting in person.

By Order of the Board of Directors,

Yossie Hollander

Chairman of the Board of Directors

JACADA LTD.

11 Galgalei Haplada Street

Herzliya 46722, Israel

PROXY STATEMENT

Annual Meeting of Shareholders

This Proxy Statement is furnished to the holders (the “Shareholders”) of Ordinary Shares, par value NIS 0.01 each (the “Ordinary Shares”) of Jacada Ltd. (the “Company”), in connection with the solicitation by the Board of Directors of proxies for use at the Annual General Meeting of Shareholders (the “Annual General Meeting” or the “Meeting”), or any adjournment thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders. The Meeting will be held on Tuesday, September 27, 2005 at 9:00 a.m. (Israel time) at the offices of the Company, 11 Galgalei Haplada Street, Herzliya 46722, Israel.

At the Meeting, Shareholders will be asked:

1.	To re-elect Mr. Gideon Hollander and Mr. Yossie Hollander to the Board of Directors of the Company to serve as Class III Directors for an additional term of three years;

2.	To re-appoint Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the independent auditors of the Company for the year ending December 31, 2005 and for such additional period until the next Annual Shareholders’ Meeting, and to authorize the Board to fix the remuneration of the independent auditors;

3.	To re-elect Mr. Dan Falk to the Board of Directors of the Company to serve for an additional term of one year;

4.	To approve the extension of the Company’s existing employment agreement with Mr. Gideon Hollander, the Company’s Chief Executive Officer, for an additional two years; and

5.	To transact such other business as may properly come before the Meeting or any adjournments of the Meeting.

The Board of Directors has fixed the close of business on August 18, 2005 as the record date (the “Record Date”) for the determination of the holders of the Ordinary Shares entitled to notice of the Meeting and to vote at the Meeting. Each such Shareholder will be entitled to one vote for each Ordinary Share held on all matters to come before the Meeting and may vote in person or by proxy by completing, signing and dating the enclosed proxy card and returning it in the enclosed postage prepaid envelope or as indicated on the proxy card. At the close of business on August 18, 2005, there were 19,536,459 Ordinary Shares entitled to vote.

This Proxy Statement and the accompanying form of proxy card are first being sent to holders of the Ordinary Shares on or about August 29, 2005.

Shareholders may revoke the authority granted by their execution of proxies at any time before those proxies are voted by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. Unless otherwise indicated on the form of proxy, Ordinary Shares represented by any proxy in the enclosed form, if the proxy is properly executed and received by the Company prior to the Meeting, will be voted in favor of all the matters to be presented to the Meeting, as described above.

THE MEETING

Date, Time and Place

The Meeting will be held on September 27, 2005 at 9:00 a.m. (Israel time) at the offices of the Company, 11 Galgalei Haplada Street, Herzliya 46722, Israel.

Matters to Be Considered

At the Meeting, Shareholders will be asked to consider and vote (1) to re-elect Mr. Gideon Hollander and Mr. Yossie Hollander to serve as Class III Directors, for an additional term of three years, (2) to re-appoint the independent auditors and to authorize the Board to fix the remuneration of the independent auditors, (3) to re-elect Mr. Dan Falk to the Board of Directors of the Company for an additional term of one year, and (4) to approve the extension of the Company’s existing employment agreement with Mr. Gideon Hollander, the Company’s Chief Executive Officer, for an additional two years. See “RE-ELECTION OF DIRECTORS”, “RE-APPOINTMENT OF INDEPENDENT AUDITORS AND APPROVAL OF THEIR ANNUAL REMUNERATION”, “RE-ELECTION OF UNCLASSIFIED DIRECTOR”, and “EXTENSION OF MR. GIDEON HOLLANDER’S EMPLOYMENT AGREEMENT.”

The Board of Directors knows of no matters that are to be brought before the Meeting other than as set forth in this Proxy Statement. If any other matters properly come before the Meeting, or any adjournment thereof, the persons named in the enclosed form of proxy or their substitutes will vote in accordance with their best judgment on such matters.

Record Date; Ordinary Shares Outstanding and Entitled to Vote

Shareholders as of the Record Date (i.e., the close of business on August 18, 2005) are entitled to notice of the Meeting and to vote at the Meeting. As of the Record Date, there were 19,536,459 Ordinary Shares outstanding and entitled to vote, with each Ordinary Share entitled to one vote.

Quorum

Pursuant to the Company’s Articles of Association, the presence, in person or by proxy, of at least two shareholders entitled to vote upon the business to be transacted at the Meeting and holding or representing more than 33 1/3% of the outstanding voting power of the Company is necessary to constitute a quorum at the Meeting.

Required Votes

Re-Election of Directors. Under the Articles of Association of the Company, Directors are elected by the shareholders at the Annual General Meeting of the Company, by the vote of the holders of a majority of the voting power represented at such meeting in person or by proxy and voting on the election of Directors. Consequently, only Ordinary Shares that are voted in favor of a particular nominee will be counted toward such nominee’s achievement of a majority. Ordinary Shares present at the Meeting that are not voted for a particular nominee or Ordinary Shares present by proxy where the Shareholder properly withheld authority to vote for such nominee (including broker non-votes) will not be counted toward the achievement of a majority.

Re-Appointment of Independent Auditors and Approval of Their Annual Remuneration. Pursuant to applicable U.S. securities laws, the Audit Committee of the Board has approved the re-appointment of the independent auditors and their remuneration. Pursuant to applicable Israeli law, the re-appointment of the independent auditors and the fixing of their remuneration are each subject to the vote of the Company’s shareholders, provided that the shareholders of the Company may authorize the Board to approve the remuneration of the independent auditors. Accordingly, the independent auditors shall be elected and the Board of Directors shall be authorized to fix their annual remuneration, by the vote of the holders of a majority of the voting power represented at such meeting in person or by proxy and voting for the appointment of the independent auditors and for the authorization of the Board of Directors to fix the auditors’ annual remuneration. Ordinary Shares present at the Meeting that are not voted for the independent auditors’ appointment and for authorization of the Board of Directors to fix the auditors’ annual remuneration or Ordinary Shares present by proxy where the Shareholder properly withheld authority to vote for the appointment of the independent auditors and for the authorization of the Board of Directors to fix the auditors’ annual remuneration (including broker non-votes) will not be counted toward the achievement of a majority.

Re-election of Mr. Dan Falk to the Board of Directors of the Company for an additional term of one year. Under the Articles of Association of the Company, one unclassified director is to be elected by the Shareholders at the Annual General Meeting of the Company, by the vote of the holders of a majority of the voting power represented at such meeting in person or by proxy and voting on the election of such nominee. Ordinary Shares present at the Meeting that are not voted in favor of such re-election or Ordinary Shares present by proxy where the Shareholder properly withheld authority to vote in favor of such re-election (including broker non-votes) will not be counted toward the achievement of a majority.

Extension of Mr. Gideon Hollander’s employment agreement. Under the Israeli Companies Law 1999 (the “Companies Law”), the terms of indemnification, compensation and grant of options to Directors of the Company, whether in their capacity as Directors or otherwise, require shareholder approval. The approval of the extension of the Company’s existing employment agreement with Mr. Gideon Hollander, the Company’s Chief Executive Officer, for an additional two years, shall be approved by the Shareholders at the Meeting, by the vote of the holders of a majority of the voting power represented at such meeting in person or by proxy and voting thereon. Ordinary Shares present at the Meeting that are not voted for the proposed approval and also are not voted against it or Ordinary Shares present by proxy where the Shareholder properly withheld authority to vote for the proposed approval (including broker non-votes) will not be counted toward the achievement of a majority.

Voting and Revocation of Proxies

Shareholders are requested to vote by proxy by completing, signing, dating and promptly returning the proxy card in the enclosed postage prepaid envelope.

Ordinary Shares represented by properly executed proxies received by the Company, which are not revoked, will be voted at the Meeting in accordance with the instructions contained therein. If instructions are not given, proxies will be voted for re-election of the Directors named herein, for the appointment of independent auditors named herein and authorizing the Board to fix their remuneration, for the re-election of Mr. Dan Falk to the Board of Directors for an additional term of one year, and for approval of the extension of the employment agreement with Mr. Gideon Hollander, the Company’s Chief Executive Officer.

Voting instructions are provided on the proxy card. If your Ordinary Shares are held in the name of a bank or broker, follow the voting instructions on the form you receive from your record holder. If a Shareholder neither returns a signed proxy card nor attends the Meeting and votes in person, his or her Ordinary Shares will not be voted.

Any proxy signed and returned by a Shareholder may be revoked at any time before it is exercised by giving written notice of revocation to the Secretary of the Company, at the address of the Company set forth herein, by executing and delivering a later-dated proxy or by voting in person at the Meeting. If your shares are held in “street name”, you must get a proxy from your broker or bank in order to attend the Meeting and vote. Attendance without voting at the Meeting will not in and of itself constitute revocation of a proxy.

Proxy Solicitation

The Company will bear the costs of solicitation of proxies for the Meeting. In addition to solicitation by mail, directors, officers and other employees of the Company may solicit proxies from Shareholders by telephone, telegram, personal interview or otherwise. Such directors, officers and employees will not receive additional compensation, but may be reimbursed for out-of-pocket expenses in connection with such solicitation. Brokers, nominees, fiduciaries and other custodians have been requested to forward soliciting material to the beneficial owners of Ordinary Shares held of record by them, and such custodians will be reimbursed for their reasonable expenses.

RE-ELECTION OF DIRECTORS

In accordance with the terms of the Company’s Articles, the board of directors is divided into three classes and the term of the office of the Class III Directors expires on the date of this Meeting. At the Meeting, it is intended that proxies will be voted for the re-election of the Class III Directors, Mr. Gideon Hollander and Mr. Yossie Hollander (other than those directing the proxy holders not to vote for the listed nominees). Mr. Gideon Hollander and Mr. Yossie Hollander currently serve as directors of the Company, and, if elected, each shall hold office for an additional three years, until the third Annual General Meeting following this Meeting, unless his office is earlier vacated under any relevant provision of the Articles and/or the Companies Law.

The Proposed Directors

Mr. Gideon Hollander has served as a director of the Company since 1990. In addition, Mr. Gideon Hollander was a co-founder of Jacada in 1990 and has served as our Chief Executive Officer since 1990. From 1988 to 1990, Mr. Hollander worked in the area of research and development at Comverse Technology. From 1982 to 1987, Mr. Hollander served in various technology and management positions in an elite unit of the Israeli Defense Forces, where he specialized in expert systems and user interface design. Two of the projects that Mr. Hollander managed won the most prominent Israeli award for technological innovations. Gideon Hollander is Yossie Hollander’s brother.

Mr. Yossie Hollander has served as a director of the Company since 1990. In addition, he has been the Chairman of the Board of Directors since November 1995. Mr. Hollander was a founder, and from 1983 to 1994 served as the Chief Executive Officer, of New Dimension Software Ltd., an enterprise system and management software company that was acquired by BMC Software in April 1999.

The Board of Directors will present the following Ordinary Resolution at the Meeting:

“RESOLVED, that Mr. Gideon Hollander and Mr. Yossie Hollander be, and they hereby are, re-elected to serve as Class III Directors of the Company for an additional term of three years, until the third Annual General Meeting following this Meeting.”

For the foregoing Resolution to be adopted, it must be approved by the affirmative vote of the holders of a majority of the voting power of the Company represented at the Meeting in person or by proxy and voting thereon. Consequently, only Ordinary Shares that are voted in favor of the Resolution will be counted toward the achievement of a majority. Ordinary Shares present at the Meeting that are not voted for the approval of the Resolution or Ordinary Shares present by proxy where the Shareholder properly withheld authority to vote for the Resolution (including broker non-votes) will not be counted toward the proposed Resolution’s achievement of a majority.

The Board of Directors recommends a vote FOR the proposal to elect the above-named as directors.

RE-APPOINTMENT OF INDEPENDENT AUDITORS AND APPROVAL OF THEIR ANNUAL REMUNERATION

At the Meeting, it is intended that Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, will be re-appointed as the independent auditors of the Company for the fiscal year ending December 31, 2005 and for such additional period until the next Annual Shareholders’ Meeting and that the Board of Directors will be authorized by the Shareholders to fix the remuneration of the auditors in accordance with the volume and nature of their services. Pursuant to the U.S. Sarbanes-Oxley Act of 2002, the Audit Committee of the Board has already acted to approve the re-appointment of the independent auditors and the fixing of their remuneration, as well as the terms of their engagement.

The Board of Directors will present the following Ordinary Resolution at the Meeting:

“RESOLVED, that the Company’s independent auditors, Kost Forer Gabbay & Kasierer, be, and they hereby are, re-appointed as the independent auditors of the Company for the fiscal year ending December 31, 2005 and for such additional period until the next Annual Shareholders’ Meeting, such re-appointment having been previously approved by the Audit Committee of the Board. The Board of Directors be, and it hereby is, authorized to fix the remuneration of the independent auditors in accordance with the volume and nature of their services, such remuneration and the volume and nature of such services having been previously approved by the Audit Committee of the Board.”

The affirmative vote of the holders of a majority of the voting power of the Company represented at the Meeting in person or by proxy and voting thereon is necessary for approval of the Ordinary Resolution re-appointing Kost Forer Gabbay & Kasierer as the independent auditors of the Company. Consequently, only Ordinary Shares that are voted in favor of the appointment will be counted toward the achievement of a majority. Ordinary Shares present at the Meeting that are not voted or Ordinary Shares present by proxy where the Shareholder properly withheld authority to vote for the appointment (including broker non-votes) will not be counted toward the proposed Resolution’s achievement of a majority.

The Board of Directors recommends a vote FOR (i) the approval of the re-appointment of Kost Forer Gabbay & Kasierer as the independent auditors of the Company; and (ii) the authorization of the Board of Directors to fix the remuneration of the auditors in accordance with the volume and nature of their services.

RE-ELECTION OF UNCLASSIFIED DIRECTOR

In accordance with the Company’s Articles of Association, in addition to the three classes into which the Board of Directors is divided, the Shareholders may elect an additional unclassified director to serve on the Company’ Board of Directors for 1-year terms. At the Meeting, it is intended that proxies will be voted for the re-election of Mr. Dan Falk to the Board of Directors of the Company to serve as an Unclassified Director (other than those directing the proxy holders not to vote for the listed nominee). If re-elected, Mr. Falk shall hold office for one year, until the Annual General Meeting following this Meeting, unless his office is earlier vacated under any relevant provision of the Articles and/or the Companies Law.

The Proposed Director

Mr. Dan Falk has served as a director of the Company since August 2004. Mr. Falk serves as a member of the boards of directors of Orbotech Ltd., Attunity Ltd., Nice System Ltd, Orad Hi-Tech Systems Ltd., Netafim, Visionix Ltd., Plastopil Ltd., Dmatek Ltd., ClickSoftware Technologies Ltd. and Poalim Ventures 1 Ltd., all of which are Israeli companies, and Ormat Technology Inc. In 1999 and 2000, Mr. Falk was President and Chief Operating Officer of Sapiens International Corporation N.V. From 1985 to 1999, Mr. Falk served in various positions in Orbotech Systems Ltd., the last of which were Chief Financial Officer and Executive Vice President. From 1973 to 1985, he served in several executive positions in the Israel Discount Bank.

The Board of Directors will present the following Ordinary Resolution at the Meeting:

“RESOLVED, that Mr. Dan Falk be, and he hereby is, re-elected to serve as an Unclassified Director of the Company for an additional term of one year, until the Annual General Meeting following this Meeting.”

The affirmative vote of the holders of a majority of the voting power of the Company represented at the Meeting in person or by proxy and voting thereon is necessary for approval of the Ordinary Resolution above. Ordinary Shares present at the Meeting that are not voted for the proposed re-election of Mr. Dan Falk to the board of directors, and also are not voted against it or Ordinary Shares present by proxy where the Shareholder properly withheld authority to vote for the proposed re-election (including broker non-votes) will not be counted toward the proposed Resolution’s achievement of a majority.

The Board of Directors recommends a vote FOR the proposal to re-elect the above-named as an Unclassified Director.

EXTENSION OF MR. GIDEON HOLLANDER’S EMPLOYMENT AGREEMENT.

Under the Companies Law, the terms of compensation to Directors of the Company, whether in their capacity as Directors or otherwise, require shareholder approval. Mr. Hollander, the Company’s Chief Executive Officer, entered into an employment agreement with the Company on March 3, 1999. Such employment agreement was amended on October 1, 2001. At the Meeting, it is intended that proxies (other than those directing the proxy holders not to vote for the proposed Resolution) will be voted for the approval of the extension of the Company’s existing employment agreement with Mr. Gideon Hollander, for an additional two years. The shareholders approved Mr. Hollander’s employment agreement during the shareholder meeting held on August 4, 2002. The minutes of such meeting can be accessed at http://www.jacada.com/investors under “SEC Filings”.

The Board of Directors will present the following Ordinary Resolution at the Meeting:

“RESOLVED, to approve the extension of the Company’s existing employment agreement with Mr. Gideon Hollander, the Company’s Chief Executive Officer, for an additional two years.”

The affirmative vote of the holders of a majority of the voting power of the Company represented at the Meeting in person or by proxy and voting thereon is necessary for approval of the Ordinary Resolution above. Ordinary Shares present at the Meeting that are not voted for the proposed resolution and also are not voted against it or Ordinary Shares present by proxy where the Shareholder properly withheld authority to vote for the proposed resolution (including broker non-votes) will not be counted toward the proposed Resolution’s achievement of a majority.

The Board of Directors recommends a vote FOR the extension of the Company’s existing employment agreement with Mr. Gideon Hollander.

ANNUAL REPORT

A copy of the Company’s Annual Report to Shareholders (including the audited financial statements for the year ended December 31, 2004) is being made available to shareholders through the Company’s Web site. The report can be accessed at http://www.jacada.com/investors under “Financial Reports”. Alternatively, you may request a printed copy of the Annual Report by calling Jacada’s investors Relations department in the U.S at 770-352-1300 or in Israel at +972(9) 952-5900.

It is important that your proxy be returned promptly by mail. The proxy may be revoked at any time by you before it is exercised. If you attend the Meeting in person, you may withdraw any proxy and vote your own Ordinary Shares. If you want to vote in person at the Meeting shares held in street name, you must request a legal proxy from the broker, bank or other nominee that holds your shares, and must present such legal proxy at the Meeting.

BY ORDER OF THE BOARD OF DIRECTORS,

Yossie Hollander

Chairman of the Board of Directors

Dated: August 29, 2005